Exhibit 21

List of Subsidiaries of eSpeed, Inc.

Name	Place of Incorporation of Organization
eSpeed, LLC	Delaware

eSpeed Securities, Inc.	Delaware

eSpeed Government Securities, Inc.	Delaware

eSpeed Markets, Inc.	Delaware

eSpeed International Limited	United Kingdom

AMEEFI Services, Inc.	Delaware

eSpeed (Canada), Inc.	Nova Scotia

eSpeed (Australia) Pty Limited	Australia

ITSEcco Holdings Limited	United Kingdom

eSpeed (Japan) Limited	Japan

Kleos Managed Services, Inc.	Delaware

EC Consulting Limited	United Kingdom

EccoWare Limited	United Kingdom

Ecco LLC	Delaware

TreasuryConnect LLC	Delaware

eSpeed (Hong Kong) Holdings I, Inc.	Delaware

eSpeed (Hong Kong) Holdings II, Inc.	Delaware

eSpeed (Hong Kong) Limited	Hong Kong